

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

March 31, 2016

Via E-mail
Mr. William B. Plummer, Chief Financial Officer
United Rentals, Inc.
100 First Stamford Place, Suite 700
Stamford, CT 06902

> **Re:** **United Rentals, Inc.**
> **United Rentals (North America), Inc.**
> **Forms 10-K for the year ended December 31, 2015**
> **Filed January 27, 2016**
> **File Nos. 1-14387 and 1-13663**

Dear Mr. Plummer:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Cash

John Cash
Branch Chief

Office of Manufacturing and
Construction